A.S. Search Capital LLC

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023
AND
DECEMBER 31, 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheets 2

    Statements of Operations 3

    Statements of Changes in Members' Equity 4

    Statements of Cash Flows 5

    Notes to Financial Statements 6



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
A.S. Search Capital LLC
Fort Collins, Colorado

Opinion

We have audited the financial statements of A.S. Search Capital LLC, which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of A.S. Search Capital LLC as of December 31, 2023, and December 31, 2022, and the result of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of A.S. Search Capital LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about A.S. Search Capital LLC's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of A.S. Search Capital LLC's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about A.S. Search Capital LLC's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

May 13, 2024
Los Angeles, California

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	209,304	$	365,241
Other Current Assets		49,742		80,780
Total Current Assets		**259,046**		**446,021**
Right-of-Use Asset		11,043		18,140
Property and Equipment, net		2,307		2,924
Total Assets	$	**272,396**	$	**467,085**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Lease Liability	$	7,308	$	7,097
Other Current Liabilities		59,583		-
Total Current Liabilities		**66,891**		**7,097**
Lease Liability, net of current portion		3,735		11,043
Total Liabilities		**70,626**		**18,140**
MEMBERS' EQUITY				
Members' Equity		201,770		448,945
Total Members' Equity		**201,770**		**448,945**
Total Liabilities and Members' Equity	$	**272,396**	$	**467,085**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	291,238	123,874
Sales and Marketing	-	-
Total operating expenses	291,238	123,874
Operating Loss	(291,238)	(123,874)
Interest income/(expense)	-	-
Other Income/(Loss)	-	-
Loss before Provision for Income Taxes	(291,238)	(123,874)
Benefit/(Provision) for income taxes	-	-
Net Loss	$ (291,238)	$ (123,874)

See accompanying notes to financial statements.

(in , $US)	Member's equity
Inception (June 15, 2022)	$ -
Capital Contribution	572,819
Net Loss for the Year	(123,874)
Balance—December 31, 2022	$ 448,945
Capital Contribution	44,063
Net Loss for the Year	(291,238)
Balance—December 31, 2023	$ 201,770

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(291,238)	$	(123,874)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:				
Depreciation Expense		617		160
Changes in Operating Assets and Liabilities:				
Prepaids and Other Current Assets		31,038		(80,780)
Other Current Liabilities		59,583		-
Net Cash Used In Operating Activities		**(200,000)**		**(204,494)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(3,084)
Net Cash Used In Investing Activities		**-**		**(3,084)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		44,063		572,819
Net Cash Provided By Financing Activities		**44,063**		**572,819**
Change in Cash & Cash Equivalents		(155,937)		365,241
Cash — Beginning of the Year		365,241		-
Cash — End of the Year	$	**209,304**	$	**365,241**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Right-of-Use Asset Recognized in Exchange for Lease Liabilities	$	-	$	21,037

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

A.S. Search Capital LLC (hereinafter referred to as "Company", "the Company", "We", and/or "Us") was incorporated on May 25, 2022, in the state of Delaware under the name of Industria Search Capital LL which was later changed to A.S. Search Capital LLC. The primary objective of the Company is to seek and acquire businesses with promising growth potential and strategic value. The Company's headquarters and office locations are located in Fort Collins, Colorado.

The Company operates as an acquisition vehicle, actively pursuing opportunities in various upstream, B2B, industrial and global industries and sectors. Its focus is on identifying target businesses that align with its investment criteria and growth objectives. The Company evaluates potential acquisitions based on factors such as market trends, financial performance, management expertise, and synergy potential.

The Company is actively seeking suitable acquisition targets and evaluating potential investment opportunities. The Company's strategy is to continue its pursuit of acquisitions that offer long-term growth prospects and contribute to the enhancement of shareholder value.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $115,241, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution (J. P. Morgan Chase Bank) located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Asset	Useful Life
Equipment	5 Years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023, and 2022.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 9, 2024, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of December 31,	2023	2022
Accrued Expenses	$ 59,583	$ -
Total Other Current Liabilities	**$ 59,583**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Prepaid Expenses	$ 31,250	$ 74,401
Searcher Receivable	18,492	6,380
Total Other Current Assets	**$ 49,742**	**$ 80,780**

4. LEASES

The Company has an operating lease for a business vehicle. The Company's lease has term maturing through 2025. Monthly payment on the lease is $628. Rent expense is recorded on a straight-line basis over the lease term.

The discount rate for operating lease is 2.93%.

Minimum future lease payments under non-cancellable operating lease are as follows:

Year ending December 31,	
2024	$ 7,534
2025	3,767
2026	-
2027	-
2028	-
Thereafter	-
Total undiscounted lease payments	11,301
Less: Present value discount	(258)
Total lease liability	$ 11,043

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Member's Name	Ownership percentage
NCA GMBH	10.73%
NCA NA LP, later on transferred to NCA GMBH	14.29%
NCA Europe LP, later on transferred to NCA GMBH	14.29%
Clean Energies Holding AG, later on transferred to ETA Europe AG	14.28%
Altis, later on transferred to AGSFO-SP1	7.14%
Dirk P. Zernike, later on transferred toTreeSixty, LLC	7.14%
Monks RIC SF Capital LLC	3.57%
Richardson SFO Colorado (Tacal Investments)	7.14%
Larry Salmen	7.14%
ENOWE	7.14%
Adam Salmen - Searcher Units	7.14%
TOTAL	**100.00%**

6. RELATED PARTY

Transactions and Balances with Novastone Capital Advisors

Novastone Capital Advisors, a related party through common ownership, is entitled to charge the Company a Program Fee amounting $65,000, a Data, Marketing and License fee amounting $10,000 and a service fee amounting $130,000. The service fee of $130,000 is payable in 8 quarterly installments of $16,250 each.

During 2022, the Company paid a sum amounting to $107,500 to Novastone Capital Advisors which includes Program Fee, Data, marketing and license fee and Service fee amounting $45,833 which are recognized as an expense in the profit and loss and $61,667 recognized as a prepaid expense.

During 2023, the Company paid a sum amounting to $37,500 to Novastone Capital Advisors which includes Program Fee, Data, marketing and license fee and Service fee amounting to $102,500 which are recognized as an expense in the profit and loss and $3,333 is recorded as a payable to Novastone Capital Advisors as of December 31, 2023

Transactions and Balances with Mr. Adam Salmen, CEO

The CEO of the Company is entitled to Guaranteed payments amounting to $12,500 per month. During the years ended December 31, 2023, and 2022, the Company recognized expenses of $150,000 and $62,500, respectively, for guaranteed payments. Moreover, the CEO is entitled to reimbursement of business expenses.

As of December 31, 2022, the Company advanced $12,733 for these reimbursable expenses and guaranteed payments. As of December 31, 2023, the Company owed $42,187 to the CEO for reimbursable expenses and guaranteed payments.

There were no other related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. GOING CONCERN

The Company commenced operations in 2022 and will have to acquire a suitable target Company to sustain its operations. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to either acquire a target company through infusion of equity investment from equity members. The proposed Regulation Crowdfunding campaign, additional debt and/or equity financing as deemed necessary is envisaged to continued operations for acquisition and working capital for the target acquired company. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development which may harm the operations, financial condition and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through May 13, 2023, which is the date the financial statements were available to be issued.

During 2024, the Company is in negotiations with Novastone Capital Advisors, a related party through common ownership, and the members of the Company to waive the remaining unpaid Program fee, Data, marketing and license fee and Service fee since initial capital raise was not fully funded. The outcome of these negotiations is not yet finalized and no adjustments have been made to the financial statements to reflect the change.

There have been no other events or transactions during this time which would have a material effect on these financial statements.